FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Holland and
Mr K Ansah, Directors of Gold Fields Limited, have exercised
Share Options which were issued to them in terms of The GF
Management Incentive Scheme, as amended, and the GF Non –
Executive Director Share Plan, respectively.

Share options are offered at a strike price, with a third of the
total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be
exercised before the expiry date which is seven years from the
grant date. The value of the Options which a participant may
exercise will be the difference between the Share price at the
date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:

	NJ Holland
Nature of transaction	On market sale of shares/Off market exercise of options in terms of the above scheme
Transaction Date	11 August 2011
Number of Shares/Options	13,334
Class of Security	Ordinary Shares
Strike price per share option	R46.23
Market price per share	R114.6180
Total Value	R1,528,316.41
Total proceeds	R911,885.59
Vesting Period	A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date.
Nature of interest	Direct and Beneficial

	K Ansah
Nature of transaction	On market sale of shares/Off market exercise of options in terms of the above scheme
Transaction Date	11 August 2011
Number of Shares/Options	6,700
Class of Security	Ordinary Shares
Strike price per share option	R68.59
Market price per share	R114.7317
Total Value	R768,702.39
Total proceeds	R309,149.39
Vesting Period	A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

12 August 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 15 August 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs